

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 6, 2009

Mr. Donald E. Vandenberg
Chief Executive Officer
Sonterra Resources, Inc.
523 N. Sam Houston Parkway East, Suite 175
Houston, TX   77060

   Re: Sonterra Resources, Inc.
     Form 8-K
     Filed December 31, 2008
     File No. 000-29463

Dear Mr. Vandenberg:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed December 31, 2008

1. We note that you have not engaged a new accountant to audit your annual financial statements. When you engage a new accountant, please report the new engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with your new, as well as any interim, accountants, please ensure you disclose any consultations up through the date of engagement.

  If you have any questions, please contact me at (202) 551-3863.

       Sincerely,

       Donald F. Delaney
       Senior Staff Accountant